Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is majority owned by Jane Street Group, LLC (the "Parent"). Effective in 2018, JSES Holding, LLC, a wholly owned subsidiary of the Parent, holds a minority ownership stake which entitles it to one percent of the annual profits of the Company. The Company is a member of various exchanges, and the Financial Industry Regulatory Authority, Inc., who serves as its Designated Examining Authority.

The Company provides brokerage services to third-party broker-dealer clients and other institutional customers primarily on an agency basis. Third-party orders are generally executed by matching such orders against contra-side orders provided by affiliate entities. Upon request, the Company may also route customer orders directly to various exchanges. Additionally, the Company engages in riskless principal transactions, whereby the Company receives an order to buy or sell a security from a third-party client or customer, contemporaneously with an order to sell or buy a security from an affiliate entity. All terms and pricing of riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also facilitates intercompany securities transactions amongst certain affiliates. The Company clears its transactions through one clearing broker on a fully disclosed basis and does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America. The Company operates as a single segment under Accounting Standards Codification ("ASC") 280, *Segment Reporting.*

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2018

2. Summary of Significant Accounting Policies (continued)

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Income Taxes

In 2018, the Company became a partnership for U.S. tax purposes. As a partnership, the partners are individually liable for U.S. federal and state income taxes, and the Company has made no provision for these taxes.

In 2018, the Company is subject to New York City unincorporated business tax ("NYC UBT"). The Company's NYC UBT payable estimate as of December 31, 2018 is $1,253,246 and is included in Accrued expenses and other liabilities in the Statement of Financial Condition. Other than NYC UBT no additional provision is made in the accompanying financial statement for U.S. federal, state or city income taxes since such liabilities are the responsibility of the members.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Income. In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*, the Company has not accrued any amounts related to income tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, and software are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2018

2. Summary of Significant Accounting Policies (continued)

Fixed assets consist of the following:

	Depreciable Life in Years		At December 31, 2018
Furniture	7	$	11,848
Equipment	5		280,770
Software	3		23,550
Total fixed assets			316,168
Less accumulated depreciation and amortization			(161,928)
Fixed assets, net		$	154,240

New Pronouncements

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02"). Under this standard, lessees will be required to recognize a right-of-use asset and a lease liability for virtually all leases other than those that meet the definition of a short-term lease. The standard is effective for fiscal years beginning after December 15, 2018. The Company expects to elect the package of practical expedients provided by ASU 2016-02 that allows prior determinations of whether existing contracts are, or contain, leases and the classification of existing leases to continue without reassessment. The adoption of this standard on January 1, 2019 will not have a material impact on the Company's financial statement.

3. Fair Value of Financial Instruments

At December 31, 2018, the Company did not own any financial assets or liabilities other than cash.

4. Concentration of Credit Risk

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

Additionally, the Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. In accordance with its clearing agreement, the Company has agreed to indemnify its clearing broker for losses, if any, which the clearing broker may sustain from securities transactions introduced or conducted by the Company. The risk of default depends on the creditworthiness of each counterparty. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

5. Due from Broker

The amount in Due from broker in the Statement of Financial Condition includes a clearing deposit of $3,000,000 held at its clearing firm. The remainder of the balance is mainly composed of commissions collected on third-party client transactions, offset by various transaction fees.

6. Intercompany and Related Party Transactions

The Parent and affiliates pay for certain operating expenses on behalf of the Company. The amount reflected as Due to Parent in the Statement of Financial Condition is comprised of the unpaid portion of these expenses. Unpaid expenses allocated to the Company by its affiliates are netted within the Due from affiliates balance in the Statement of Financial Condition.

Separate from the above, the Company earns commission revenues from its affiliates. For certain third-party client orders the Company earns commissions and may make an incentive payment to its affiliates for acting as a counterparty to such orders. The uncollected commissions earned and incentive fee payable are netted within the Due from affiliates balance in the Statement of Financial Condition.

6. Intercompany and Related Party Transactions (continued)

Upon direction from its Operating Committee, the Parent issues investor units, equity units and IP units (collectively, "the units") of the Parent to certain members, including those that provide services to the Company. The equity unit and IP unit issuance is done, in part, based upon the member's individual performance and/or service. The investor units are representative of the total consolidated capital of the Parent and the members earn a return on that capital. The equity units and IP units are a means of distributing the consolidated residual profit and loss of the Parent. All of these units are issued at the Parent level. The equity units and IP units, when issued, are normally subject to vesting over a period of up to three years. All investor units, equity units and IP units are subject to redemption by the Parent under certain circumstances as defined in the relevant Amended and Restated Limited Liability Company Agreement of Jane Street Group, LLC. For equity unit and IP unit awards, the Parent has made a policy election to account for awards to members who provide services to the Company as distributions from equity.

7. Members' Equity

At December 31, 2018, Members' equity is composed of the following:

Class A Interests - Jane Street Group, LLC	$ 16,919,407
Class B Interests - JSES Holding, LLC	209,649
Members' equity	$ 17,129,056

Although Class B interests are entitled to no voting rights, such interests entitle the holder to a distribution preference in the event of liquidation up to the value of the corresponding capital account balance.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $5,994,381, which exceeded the requirement of $623,903 by $5,370,478.

8. Regulatory Requirements (continued)

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC.

9. Subsequent Events

The Company has evaluated events through the date that this financial statement was available to be issued.